Exhibit 99.1

Patria Investments (Nasdaq:PAX) Investor Presentation APRIL 2021

2 Disclaimer This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . We have included in this presentation our Fee Related Earnings (“FRE ”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

# Introduction to Patria

## A LEADING LATIN AMERICAN PRIVATE MARKETS INVESTMENT FIRM WITH 30+ YEARS OF HISTORY

| | |
|---|---|
| *SCALED & DIVERSIFIED INVESTMENT PLATFORM* | One of the largest private markets managers in the region with **17% share of fundraising over last 10 years**[1]<br>**Total AUM of $14.4bn** across Private Equity, Infrastructure and Country-specific strategies |
| *STRONG FINANCIAL PROFILE* | **Growing Fee Earning AUM base of $7.7bn** drives an attractive Fee Related Earnings trajectory<br>**Significant performance fee accrual of $276 million** represents substantial Distributable Earnings capacity |
| *OPERATIONALLY FOCUSED, COLLABORATIVE INVESTING* | Focused on **strong, resilient industries** and value creation through **operational improvement**<br>**Gradual & disciplined portfolio construction** facilitates optimal allocation of investment capital |
| *SUSTAINED TRACK RECORD OF PERFORMANCE* | Flagship strategies: **Cash-weighted net IRR**[2] **of 13%** measured in USD and **22%** measured in BRL<br>**Equal-weighted net IRR**[3] **of 29%** measured in USD and **31%** measured in BRL |
| *ROBUST & COHESIVE SENIOR TEAM* | **45** Partners, MDs and Directors working together for **more than 10 years** on average<br>Deep operational expertise with **50+% of Partners and MDs having portfolio company experience** |
| *PARTNER OF CHOICE FOR GLOBAL PRIVATE MARKETS INVESTORS* | **300+ prime limited partners** (including 6 of 10 largest SWFs & 10 of 20 largest pensions)<br>Loyal LP base with **60%** investing with us for **over 10 years** |

PATRIA

Data as of December 31, 2020

1) Among Latin America-based private markets managers considering capital raised from 2009 to 2019. Source: Preqin. Internal Analysis.
2) Cash Weighted returns: consolidate funds original cash flows
3) Equal Weighted returns: consolidate funds cash flows at original dates but considering equalized contributions and distributions at the fund level

3

4 8.6 4.7 1.1 Total AUM YE 2020 $14.4 Bn Patria’s History & Investment Platform USD 14+ BN IN AUM BUILT OVER 30+ YEARS OF HISTORY Foundation and partnership with Salomon Brothers 50%/50% First Private Equity Fund raised Partnership with Launch of Country - specific strategies 1997 2010 2014 2006 Launch of Infrastructure products IPO: PAX at Real Estate USD 0.6 Bn (4%) Credit USD 0.2 Bn (2%) Listed Equities(CEF) USD 0.3 Bn (2%) Country - specific strategies Private Equity Infrastructure 2021 1988 YE 2009 $2.4 Bn Total AUM CAGR 18 % Data as of December 31, 2020

# Investment Strategies Overview

AUM ANCHORED BY FLAGSHIP FUNDS WITH ATTRACTIVE GROWTH POTENTIAL IN EMERGING STRATEGIES

## *Flagship Strategies*

### ***Private Equity***

AUM USD **8.6** Bn (60%)



*Dedicated to* ***consolidate small to mid-size companies*** *in fragmented and resilient sectors*

### ***Infrastructure***

AUM USD **4.7** Bn (33%)



*Focus on* ***structural bottlenecks*** *and* ***development premium*** *by* ***de-risking*** *businesses*

## *Country-Specific Strategies*

### ***Real Estate***

AUM USD **0.6** Bn (4%)



*Build-to-suit, sale-leaseback and buy-lease transactions in the light industrial, distribution center, office asset classes, REITs.*

### ***Credit***

AUM USD **0.2** Bn (2%)



*Different types of credit solutions for selected companies with restricted access to long term capital*

### ***Listed Equities***

AUM USD **0.3** Bn (2%)



*Private Equity Strategy to publicly listed companies in Brazil*

- ***Infrastructure Core*** – *R$ 800 mn (~USD 140 mn) fund announced in 1Q2021*

PATRIA

Data as of December 31, 2020

5

6 5.8 6.9 Strong Financial Profile Based on Key Industry Metrics FAST GROWING & STICKY FEE EARNING AUM, ATTRACTIVE MARGIN & SUBSTANTIAL PERFORMANCE FEE CAPACITY 13% YoY FRE growth with a margin among the best in the peer group 85% of Total AUM is eligible to performance fees 70+% of FEAUM has over 5 years of remaining contractual duration or is perpetual Data as of December 31, 2020 Fee Earning AUM Fee Related Earnings & Margin Net Accrued Performance Fees 2019 2020 2018 7.7 Pending FEAUM +19% +12% +3.6 (USD Mn) 2018 2019 2020 Fee Revenue 105.7 118.9 115.0 Fee Related Earnings (FRE) 50.8 63.0 71.3 FRE Margin 48% 53% 62% 2019 2020 2018 276 292 198 ( US$ in billions) ( US$ in millions) ( US$ in millions)

# Proven Investment Approach

WE HAVE DEVELOPED A REPLICABLE "INVESTMENT TECHNOLOGY" USED ACROSS ALL OUR PRODUCTS

## Sector Strategy – Specialized in resilient industries

*Healthcare*
*Logistics & Transportation*
*Education*
*Power & Energy*
*Food & Beverage*
*Data Infrastructure*
*Agribusiness*

## Rigorous & efficient framework for investing

***Top-down** approach, driven by secular trends*

***Private Equity:***

*Focus on **Consolidation***

*40 platforms with 240+ transactions[1]*

***Infrastructure:***

*Focus on **Development***

*20 platforms with ~70% created by Patria[1]*



## Associative partnership approach

*Ability to develop **long-term relationships and partnerships** with strategic players, founders and key industry executives*

*Majority of deals **sourced independently** and outside open bidding*

## Focus on operational leverage & value creation

***Control-oriented** investment approach*

***Private Equity: ~60% of estimated value** generated directly through operational levers*

***50+% Partners & MDs** with port co executive experience[2]*

## Gradual and disciplined portfolio construction

***Staged capital deployment** to allocate more capital to our best performing investments over time*

***Increased probability of "home-runs"** for undisputed market leaders with mitigated risk profile throughout vintages*

PATRIA

1) Since inception to December 2020
2) Includes professionals seconded to portfolio companies

7

# Our Strategy has Delivered Attractive Returns for our LPs

FLAGSHIP FUNDS - ROBUST PERFORMANCE AT ATTRACTIVE PREMIUM TO LATAM & EMERGING MARKETS PUBLIC EQUITIES

## Pooled Net Returns

(Private Equity + Infrastructure)

| | Brazil | USA |
|---|---|---|
| Cash Weighted[1] | 22% | 13% |
| Equal Weighted[2] | 31% | 29% |

## Private Equity

(USD Cash-weighted net IRR[1] vs public markets)



16.0%
+10.8 p.p.
+6.7 p.p.
9.2%
5.1%
Patria Private Equity
PME MSCI LatAm
PME MSCI EM

## Infrastructure

(USD Cash-weighted net IRR[1] vs public markets)



5.9%
+12.6 p.p.
+2.9 p.p.
2.9%
-6.8%
Patria Infrastructure
PME MSCI LatAm
PME MSCI EM

PATRIA

Data as of December 31, 2020

1) Cash Weighted returns: consolidate funds original cash flows. Comparison to public market equities considers index returns since first relevant Patria fund cash flow date

2) Equal Weighted returns: consolidate funds cash flows at original dates but considering equalized contributions and distributions at the fund level

Note: Funds considered in each scenario: Flagship Funds (PE I; PE II; PE III; PE IV; PE V; Infra II; Infra III); Infra Co-Investments (LAP; HBSA; ARGO; Entrevias): Master fund's cash flows, Cash flows were converted from USD to BRL at a daily exchange rate; PE Co-Inv (Alliar; Smartfit 1; Smartfit 2; Smartfit 3; LCAM): Considers pro-forma cash flows of offered co-investment opportunities

8

# Focus on Growing & Resilient Sectors Where We Generate Alpha

OUR STRATEGY ALLOWS US TO CAPTURE THE BEST PART OF LATAM GROWTH

## Private Equity Gross Returns 4Q20 vs. Public Market Equivalent Benchmarks | Cash Weighted Analysis

### Healthcare:[1]

+US$ 3 B invested



26.6%
11.4%
10.9%
12.1%
Patria HC
MSCI EM HC
MSCI ACWI HC
Russell 3000 HC

### Food & Beverage:[2]

+US$ 400 M invested



15.3%
4.2%
3.8%
6.6%
Patria F&B
MSCI EM F&B
MSCI ACWI F&B
Russell 3000 F&B

### Agribusiness:[3]

+US$ 300 M invested



26.0%
3.6%
5.4%
7.1%
Patria Agri
MSCI EM Agri
MSCI ACWI Agri
Russell 3000 Agri

### Logistics:[4]

+US$ 1 B invested



25.1%
4.4%
14.5%
10.9%
Patria Log
MSCI EM Log
MSCI ACWI Log
Russell 3000 Log

PATRIA

Source: CapitalIQ; Notes: (1) Healthcare: MSCI ACWI/Health Care (Sector) Index (MXWD0HC); MSCI EM/Health Care (Sector) Index (MXEF0HC); RUSSELL 3000 Health Care; (2) F&B MSCI ACWI/Food Bev & Tobacco (Industry Group) Index, MSCI EM/Food Bev & Tobacco (Industry Group) Index and RUSSELL 3000 Foods Industry, (3) MSCI ACWI Agriculture & Food Chain Index ; MSCI EM Agriculture & Food Chain Index; RUSSELL 3000 Agriculture Fishing & Ranching Industry; (4) Logistics: MSCI ACWI IMI/air Freight & logistics (Industry); MSCI EM IMI/air Freight & logistics (Industry);RUSSELL 3000 Transportation & Freight Sub Sector. Returns reflects Patria's sector investments since inception, compared to the public market equivalent benchmarks over the same time period. Comparisons to other benchmarks may yield different results. Note that any published rankings or similar groupings have inherent limitations and qualifications, such as limited sample size, imperfect access to information and other considerations.

9

# Seasoned Leadership Team with Demonstrated Succession

DEEPLY INGRAINED CULTURE ATTRACTS AND RETAINS TOP INVESTMENT TALENT

## *Board members*



***Olimpio Matarazzo***
Co-founder, SMP, Chairman of the Board and Chairman of Real Estate and Credit Investment Committees



***Otavio Castello Branco***
SMP, Board Member and Chairman of Infrastructure Investment Committee



***Alexandre Saigh***
Co-founder, SMP, Board Member, CEO and Chairman of Private Equity Investment Committee



***Sabrina Foster***
Independent Board Member

## *Management Team*

| | | Years of Experience | Years at Patria |
|---|---|---|---|
|  | SMP & CEO<br>Alex Saigh | 30 | 26 |
|  | MP & CFO<br>Marco D'Ippolito | 22 | 15 |
|  | MP & Sales & Distribution LatAm<br>André Penalva | 26 | 26 |
|  | MP & CEO/CIO Private Equity<br>Ricardo Scavazza | 22 | 22 |
|  | MP & CEO/CIO Infrastructure<br>Andre Sales | 25 | 18 |
|  | MP & Country Manager (Brazil)<br>Daniel Sorrentino | 19 | 19 |
|  | Partner & Marketing & Products<br>José Teixeira | 19 | 17 |
|  | MD & Human Resources<br>Ana Santos | 29 | 1 |

## *Talent Management & Development*

**Culture**
- **Patria's Constitution:** a cultural framework for the firm
- **45 Partners, MDs and Directors** working together, on average, for more than 10 years[1]

**Talent Acquisition**
- **Distinctive brand** offers a **unique career path**
- **Patria Academy,** our internship program, one of the entry level programs in our sector: **~100 applicants per position**[2]

**Career Development**
- Talent development rewards **entrepreneurship and performance**
- **Opportunity for employees to rotate** between multiple roles within the firm and portfolio companies

**Incentives & Retention**
- **Meritocratic environment:** rewards talent and success while fostering long-term commitment to the firm
- Relevant share of total compensation for senior executives based on **Long Term Incentives**

PATRIA

1) As of December 2020. Includes partners seconded to portfolio company and period working at portfolio companies
2) 2020 program

10

11 OUR SOLID, DIVERSIFIED AND SOPHISTICATED GLOBAL CLIENT BASE IS A KEY DRIVER OF OUR GROWTH PLAN 300 + LPs 6 10 10 20 6 10 World’s largest sovereign wealth funds¹ World’s largest pension funds US’s largest pension funds Large, Influential & Sophisticated Clients supporting us through vintages and across business units 13% NA West Coast 33% NA East Coast Los Angeles New York 16% LatAm São Paulo Cayman Bogota Santiago London Hong Kong 13% Europe 14% Asia Pacific Middle East 11% Dubai Montevideo of capital raised comes from LPs who invested in more than 1 product or vintage 60% ~80 % Top 20 LPs ~USD 4.7 Tn in Total Assets under Management Long - lasting Relationships with Investors 33% 26% 14% 11% 9% 6% 0% Third party Pension fund Government institution Financial institution Private wealth Corporate Foundations/ endowments Commitment Distribution by Region of our current LPs have been investing with us for over 10 years Patria’s Offices Source : Patria analysis. As of September 2020. Geographic allocation does not include Patria GP commitments 1) Includes indirect investors through funds of funds or advisors

12 0.3 1.2 4.0 4.5 6.6 16.6 1997 - 2004 2005 - 2008 2009 - 2012 2013 - 2016 2017 - 2020 Total OUR ROBUST MARKETING & RELATIONSHIP MODEL HAS DRIVEN PROGRESSIVELY LARGER FUNDRAISING ACROSS VINTAGES Fundraising Track Record Leads the Region Patria is the market leader in fundraising for private markets in Latin America ² with 17% fundraising market share, more than 3x the next competitor ³ Global Fundraising Commitment by Vintage (In USD Bn) 1) Considers vintages 2009 to 2020 2) Among Latin America - based private markets managers 3) Considering capital raised from 2009 to 2019. Source: Preqin. Internal Analysis. Includes indirect investors and direct co - investors into portfolio companies ~1.5x 1.1 1.5 4.8 7.3 2009 - 2012 2013 - 2016 2017 - 2020 Total Fundraising in Local Markets Commitment by Vintage 1 (In BRL Bn) ~3.2 x 2009 to 2012 2013 to 2016 2017 to 2020 Total 1997 to 2004 2005 to 2008 2009 to 2012 2013 to 2016 2017 to 2020 Total

13 Macro Environment & Private Markets Opportunity in Latin America

# Latin America Overview

## HISTORICAL HIGH INTEREST RATES LED TO UNDERSERVED, UNDERPENETRATED AND FRAGMENTED MARKETS



Mexico
22% of region's GDP
Colombia
6% of region's GDP
Peru
4% of region's GDP
Brazil
32% of region's GDP
Argentina
8% of region's GDP
Chile
5% of region's GDP

*LatAm GDP*

*US$ 5.7 Tn*

*Population*

*646 million*



6.5
%
Global GDP



8.4
%
Global Population

***ESG***

***47%***
***of the population in LatAm is comprised by middle class compared to only 33% globally***

***Renewable energy consumption in LatAm is***
***~145%***
***larger than in the advanced economies***

***Terrestrial protected areas in LatAm is***
***~55%***
***larger than in advanced economies***

*Underpenetrated by private markets & underserved by governments*



Gross fixed capital formation (% of GDP)
Government expenditure in healthcare (% of GDP)
4
18
8
21
Latin America
Advanced Economies

*Less exposed to the global economy, but more exposed to commodities*



Commodity exports (% of trade)
Exports plus imports (% of GDP)
46
50
65
33
Latin America
Advanced Economies

PATRIA

Source: International Monetary Fund, World Bank, and Patria Research

14

15 Latin America’s (Broadly Uncorrelated) Growth Stories SELECTION OF CORE TARGETED SECTORS IN EACH COUNTRY CAN ALSO SHARPLY REDUCE IMPACT OF GDP VOLATILITY Indexed returns of Patria’s core targeted sectors vs. non - core sectors vs. real GDP Brazil, Dec 2007 – Dec 2020, index number Patria’s core targeted sectors performance vs. real GDP vs. non - core sectors (%) Non - core sectors Patria core sectors Real GDP growth CAGR 2007 - 2020 3.1% p.a. 1.1% p.a. - 1.1% p.a. 90 100 110 120 130 140 150 160 2007 2009 2011 2013 2014 2016 2018 2020 Source: IBGE, CEPEA, and Patria Research. (1) Patria invested sectors are equally - weighted average of Healthcare and education, real estate, information technology, agribusiness, ground and water transportation, logistics and storage, retail, food beverage retail, and pharma & cosmetics. (2) Patria non - invested sectors are equally - weighted average of o utsourcing services, fuels and lubricants, clothing & footwear, appliances & furniture, office material & IT, and manufacturing such as tobacco, printing and media, metals, electronic products, machinery, and automobile. Patria Core Sectors Patria Non - Core Sectors Real GDP 48.1 15.9 - 13.1 Latin America’s GDP growth & MSCI correlations compared Latin America Brazil 26 30 44 48 EU G7 Among LatAm China 39 35 65 68 EU G7 Among LatAm China Economic fundamentals (1) tells a story of low regional & global growth correlation, while asset prices (2) suggest otherwise: beware of herd behavior by short - term investors 1) Real GDP growth correlation (%) from 1995 to 2020 2) MSCI correlation (%) from 1995 to 2020

16 8.75 10.75 12.50 7.25 14.25 2.00 3.41 6.00 0.62 3.20 7.34 1.49 3.18 - 3.04 -4 -2 0 2 4 6 8 10 12 14 16 Jan-09 Jun-09 Nov-09 Apr-10 Sep-10 Feb-11 Jul-11 Dec-11 May-12 Oct-12 Mar-13 Aug-13 Jan-14 Jun-14 Nov-14 Apr-15 Sep-15 Feb-16 Jul-16 Dec-16 May-17 Oct-17 Mar-18 Aug-18 Jan-19 Jun-19 Nov-19 Apr-20 Sep-20 Feb-21 Nominal rates Real rates Brazilian Private Markets SECULAR DECLINE IN INTEREST RATES AND FINANCIAL DEEPENING SPEED UP PRIVATE MARKETS`GROWTH (1) Brazilian Central Bank, IBGE. Last date February 2021; Nominal rate was raised to 2.75% in March 2021; Accrued Selic LTM on a 252 - day basis; Accrued IPCA LTM; (2) Brazilian Central Bank, ANBIMA, EIU, ABRAPP, SUSEP, Itaú , Oliver Wyman. Fixed income includes saving accounts/cash and fixed income securities. Other assets encompass Pension Funds, F und s and Equities; (3) Anbima consolidated report of capital markets in brazil; (4) REIT ( FII - Fundo de Investimento Imobiliário ) – Funds of assets, bonds or other securities associated with the Real Estate market; (5) FIDC (Fundo de Investimento em Direitos Creditórios) – Allocation mostly focused in credit rights from both listed and non - listed entities; (6) FIP (Fundo de Investimento em Participações ) – Investments on equity stakes of public, private or limited companies Nominal and real short - term interest rates¹ (%) Allocation to fixed income within total Brazilian markets 2 (%) 9 percent point increase in non - fixed income allocation from 2015 to 2020 >BRL 4 trillion still invested in low yield securities (significant headroom remaining) 53% 62% 47% 38% 2015 2019 - 9 +9 Fixed income Other assets 100% Private markets – AUM by asset class³ (BRL Billion) 26 213 300 53 106 204 1 64 123 2009 2019 2017 80 383 627 FIP 6 (Private Equity products) FII 4 (Real Estate/REIT products) FIDC 5 (Structured credit products) +22% p.a. +28% p.a. CAGR 2017 - 2019 39% p.a . 39% p.a . 19% p.a .

17 Global & Latin American Private Markets STRONG GROWTH WORLDWIDE AND ALSO IN LATIN AMERICA, WHICH IS STILL UNDERPENETRATED Global Latin America (1) Source: Preqin . Does not consider Hedge Funds and Funds of Funds; (2) Preqin’s Data: Private Equity and Infrastructure are well represented in the base. Real Estate and Credit in LatAm are underrepresented; (3) WorldBank ; OECD; IBGE. As of December 2019 Private markets – AUM by fund type (USD Trillion) | World¹ Private Markets AUM² - Latin American - based managers - USD Billion Private markets’ fundraising – total capital raised (USD Trillion)¹ Latin America in terms of share of global GDP, market capitalization and private markets³ % share of world 15 51 62 2009 2019 2018 +15% p.a. 6% 3% <1% Public Equities Market cap GDP Private markets +21% p.a. 1.7 3.9 4.7 0.4 1.0 1.1 0.3 0.7 0.8 0.1 0.5 0.6 2.4 2018 2019 7.3 6.1 2009 12% p.a. Private Equity & Venture Capital Real Estate Private Debt Infrastructure 0.2 0.6 0.7 0.05 0.2 0.2 0.03 0.1 0.1 0.02 0.1 0.1 1.1 2019 1.0 2018 2009 0.3 14% p.a. 19% p.a. 15 % p.a. 11% p.a. Private Equity & Venture Capital Real Estate Private Debt Infrastructure

18 Key Drivers of Patria’s Financial Growth

# Understanding Patria's P&L

## FEE RELATED EARNINGS & DISTRIBUTABLE EARNINGS ARE KEY PROFITABILITY MEASURES FOR THE INDUSTRY

| | FY 2020 | |
|---|---|---|
| Management Fees | 112.9 | *Primary operating revenue stream – Contractual recurring fees based on Fee Earning AUM* |
| Incentive Fees | 3.5 | *Earned on certain perpetual capital vehicles – Measured on a recurring basis without realization requirement* |
| Advisory Fees & Other Revenues | 2.5 | *Includes portfolio advisory fees net of rebates to fund investors, as well as other miscellaneous revenue* |
| Taxes on Revenues | (3.8) | *Tax expense directly related to revenues earned in certain tax jurisdictions* |
| **Total Fee Revenues** | **115.0** | ***Sum of management fees, incentive fees and other operating revenues, net of related tax expense*** |
| Personnel Expenses | (26.8) | *Includes base & bonus compensation, benefits and payroll taxes* |
| Administrative Expenses | (14.6) | *Includes non-compensation-related expenses including professional services, office costs, etc* |
| Placement Fees Amortization & Rebates | (2.3) | *Reflects the amortized cost of certain expenses related to fundraising and distribution* |
| **Fee Related Earnings (FRE)** | **71.3** | ***Highly-valued industry measure of operating profitability excluding the impact of performance fees*** |
| Realized Performance Fees | - | *Gross realized carried interest – closed-end funds based on "European waterfall" structure* |
| Realized Performance Fee Compensation | - | *Compensation paid to investment team employees at a rate of 35% of realized performance fees* |
| **Performance Related Earnings** | **-** | ***Performance fees attributable to the firm & shareholders (net of related compensation expense)*** |
| Realized Net Investment Income | (0.1) | *Generally reflects the realized gain (loss) on balance sheet investments/assets* |
| **Pre-tax Distributable Earnings** | **71.2** | ***Sum of Fee Related Earnings, Performance Related Earnings & Realized Net Investment Income*** |
| Current Income Tax | (0.9) | *Income tax expense paid at the corporate level* |
| **Distributable Earnings (DE)** | **70.3** | ***Headline "cash" earnings metric for the industry – Basis for variable dividend calculation at rate of ~85%*** |

PATRIA

Data as of December 31, 2020

19

20 1,215 206 Patria’s Key Business Drivers 2020 WAS AN ACTIVE YEAR IN EACH STAGE OF THE INVESTMENT LIFE CYCLE Fundraising Total Platform Deployment C losed - end F unds Realizations Closed - end Funds FY 2020 $1,422 million Data as of December 31 , 2020 Infrastructure Country - specific Strategies 1,005 295 247 Infrastructure Country - specific Strategies Private Equity FY 2020 $1,548 million 136 856 46 Country - specific Strategies Private Equity Infrastructure FY 2020 $1,038 million

21 Fee Related Earnings Growth is a Key Focus GOOD VISIBILITY ON NEAR TERM DRIVERS FOR THIS HIGHLY - VALUED EARNINGS STREAM Data as of December 31 , 2020 . Reflects management’s expectations as of April 1 , 2021 . Please see “Disclaimer” slide for information about the use of and reliance on projections . $63.0 million $71.3 million +13% 53% FY 2019 FY 2020 62% FRE Margin • Fee Related Earnings grew 13% YoY in 2020 driven by strong management fee growth • FRE stability driven by d urable Fee Earning AUM with more than 75% of management fees denominated in US dollars • Sustainable FRE Margin in excess of 50% is among the best of publicly - traded peers • We expect to continue to grow FRE on a nominal basis in 2021 with a margin in the mid - 50% range

22 Fee Earning Assets Under Management A re Highly Stable WE INVEST USING LONG - TERM OR PERPETUAL FUND STRUCTURES NOT SUBJECT TO QUARTERLY REDEMPTION 2019 2020 2018 2.7 3.0 3.3 2.4 3.2 3.3 0.8 0.7 1.0 5.8 6.9 7.7 Private Equity Country - specific Strategies Infrastructure ( US$ in billions) • Fee Earning AUM (FEAUM) of $7.7 billion up 12% compared to $6.9 billion one year ago • $3.6 billion of Pending FEAUM that is expected to earn fees as the capital is deployed or reserved for deployment • More than 70% of FEAUM has over 5 years of remaining contractual duration or is perpetual Pending FEAUM +19% +12% +3.6 Data as of December 31 , 2020 4% 66% 5% 25% $7.7 billion 1 - 3 yrs Perpetual 5+ yrs 3 - 5 yrs Remaining Duration

23 High Management Fee Revenue Visibility NEAR - TERM FEE REVENUE GROWTH DRIVEN BY DEPLOYMENT Incentive Fees P erformance - based fees from perpetual capital funds which are received on a recurring basis and not dependent on a realization event $3.5 million in 2020 driven by Patria’s Constructivist Equity Fund (CEF), which surpassed its benchmarks Data as of December 31 , 2020 Management Fees • The vast majority of fee revenue (98% in 2020) comes from management fees • Over 75% of management fees are denominated in US dollars • $3.6 billion of Pending FEAUM will drive near term growth 2019 2020 $113 $105 ( US$ in millions) Private Equity Country - specific Strategies Infrastructure 50% 40% $113 million 10% FY 2020 by Strategy CEF Net Compounded Annualized Return FY 2020 36% 20% in BRL in USD + 8%

24 61% 34% 5% Operating Expenses are Largely Driven by People Costs FX EXPOSURE FOR FEE RELATED EARNINGS CURRENTLY MITIGATED WITH BALANCE BETWEEN REVENUE & EXPENSES • C ompensation & benefits account for the majority of our operating expenses, and more than half our compensation expense is variable • Investment platform is highly scalable on current technology infrastructure, limiting capex needs • Currently, non - USD revenue & expenses are closely aligned, limiting net FRE exposure to currency fluctuation Data as of December 31 , 2020 Personnel Expenses FY 2020 Operating Expenses Administrative Expenses Placement Fees Amortization & Rebates $43.8 m illion $29 $28 < $ 1 m net FX exposure for Fee Related Earnings in 2020 Non - USD Expenses FY 2020 Non - USD Fee Revenue FY 2020

# Performance Fees Can Drive Substantial Incremental Earnings

## STRONG PORTFOLIO PERFORMANCE SUPPORTS SIGNIFICANT ACCRUED VALUE FOR FUTURE MONETIZATION

- Net Accrued Performance Fees of **$276 million** at December 31, 2020 reflects the balance that would be realized (net of related compensation) if all portfolio investments were liquidated at current valuations
- **$238 million or 86%** of the current accrual generated by PE Fund III (2007 vintage) and PE Fund V (2015)
- Patria's funds follow an LP-friendly "European waterfall" model which requires full return of capital, fees and hurdle before performance fee realization
- Raising larger funds and increasing deployment pace should translate to higher performance fee earning capacity for future years
- **85%** of Patria's **$14.4 billion** of Total AUM is eligible to generate performance fees

4Q20 Net Accrued Performance Fees Composition by Fund



IS III
Other[1]
2
PE VI
23
PE III
14
55
$276
million
183
PE V

PATRIA

Data as of December 31, 2020

1) Other includes Private Equity Fund IV, Infrastructure Funds II & IV and Real Estate Farmland Fund

25

26 Inorganic Opportunities Latin American private capital industry is ripe for M&A We believe that a liquid public equity currency allows Patria to more aggressively participate in industry consolidation Patria’s Growth Strategy OUR PLATFORM IS WELL - POSITIONED TO CONTINUE GROWING THROUGH ORGANIC AND INORGANIC OPPORTUNITIES Product expansion Geographical deployment expansion ▪ Deepening into other Latin American countries Client expansion ▪ Global and Other EM private wealth clients Deepen within established flagship strategies: ▪ Private equity ▪ New vintages of flagship fund ▪ Co - investment funds ▪ Infrastructure ▪ New vintages of flagship fund ▪ Co - investment funds Immediate growth opportunity Expansion beyond the core Accelerate Country - specific strategies: ▪ Listed Equities s (CEF) ▪ Real Estate ▪ REITs & RE Development ▪ Credit ▪ Core (PE & Infra) Today Leading private markets investment firm ▪ One of the largest Latin America private markets manager with USD 14 Bn+ AUM ▪ Consistently a top quartile LatAm and EM manager ▪ A Partner - of - choice for G lobal and Brazilian private markets investors ▪ Institutional platform ready for our next ‘s - curve’ of growth

27 Growth Strategy: Continue to Scale Flagship Products PRIVATE EQUITY & INFRASTRUCTURE FUNDS SCALED OVER MULITPLE VINTAGES…AND WE BELIEVE THIS CAN CONTINUE 3% 22% 53% 29% 0% 25% 50% 75% 100% Private Equity Fund VI (2019) Infra Fund IV (2019) Latest Vintage Fund Progress Reserved 1 Deployed 51% 56% Deployment progress in our current funds provides the best indicator for timing of the next vintage fundraising campaign PE III (2007) PE IV (2011) PE V (2015) PE VI (2019) USD 0.6 Bn USD 1.3 Bn USD 1.8 Bn USD 2.7 Bn Infra II (2010) Infra III (2014) Infra IV (2019) USD 1.2 Bn USD 1.7 Bn USD 1.9 Bn Data as of December 31 , 2020 Infra I (2006) USD 0.5 Bn

# Growth Strategy: Capitalize In Country-Specific Strategies

## FINANCIAL DEEPENING IN LATIN AMERICA DRIVES INCREASING DEMAND FOR YIELD

| | *Patria´s Competitive Edge* | *Current AUM* | *Roadmap* |
|---|---|---|---|
| *Listed Equities (CEF)* | ▪ **36% BRL** net compounded annualized return in 2020<br>▪ Ability to **leverage PE expertise** in listed equities | BRL 1.3 Bn<br>USD 0.3 Bn | ▪ **Expand fundraising**<br>▪ **Develop new products**<br>▪ Focused on International and Brazilian LPs, especially **private wealth and retail clients** |
| *Real Estate* | ▪ **24% BRL** net IRR in realized RE development investments<br>▪ **2 successful REITs launched**<br>▪ Development projects as **source for REITs** | BRL 3.0 Bn<br>USD 0.6 Bn | ▪ **REITs:** Gain market share and scale through **follow-ons, new launches and acquisition of portfolios**<br>▪ **Development:** Launch of new funds to source future REITs<br>▪ Focused on Brazilian LPs, especially **private wealth and retail clients** |
| *Credit* | ▪ Recently **launched in 2018**<br>▪ Ability to **leverage on sectors and portcos expertise**<br>▪ Experience with **mid-sized, high yield borrowers**<br>▪ **Strong existing LP base** | BRL 1.3 Bn<br>USD 0.2 Bn | ▪ **CLO:** Gain market share and scale by **launching next vintages and acquiring portfolios**<br>▪ **Other strategies: develop new strategies** (e.g. Infra Debt)<br>▪ Focused on International and Brazilian LPs, especially **private wealth and retail clients** |
| *Infra Core* | ▪ First fund **raised in 1Q 2021**<br>▪ **Publicly traded evergreen vehicle** focused on power generation and transmission assets in Brazil | BRL 0.8 Bn [1]<br>USD 0.1 Bn | ▪ Expand product line to **adjacent infrastructure sectors**<br>▪ Focused on Brazilian LPs, especially **private wealth and retail clients** |

PATRIA

Data as of December 31, 2020, unless otherwise noted

1) Reflects total commitments at fund closing in 1Q 2021

28

29 Growth Strategy: Pursue Strategic M&A Opportunities PATRIA IS WELL - POSITIONED TO DRIVE CONSOLIDATION IN THE LATIN AMERICAN PRIVATE CAPITAL SPACE $USD # Managers 1 from 1 Bn to 3 Bn 15 from 500 Mn to 1 Bn 22 from 200 Mn to 500 Mn 44 Less than 200 Mn 160 240+ Capital raised from 2009 to 2019 Besides Patria… T her e are more than 240 private markets players in Latin America 1) Source : Preqin, Latin American based managers fundraising from 2009 to 2019 • The private capital space in Latin America is comprised of many smaller players , and desire for liquidity could facilitate consolidation opportunities • Patria’s IPO provides both capital, as well as an attractive equity currency to support growth through M&A activity • We will be highly selective and diligent with our process to assure that any acquisitions are a good strategic & cultural fit • M&A activity could take different forms, all of which can enhance Patria’s investment platform and drive shareholder value Keys Areas of Focus for Inorganic Growth x New products or full platforms that fill key white space for Patria x Portfolios of assets to complement our existing strategies x Distribution channels to provide direct & efficient access to retail & high - net - worth investors

30 10 Key Takeaways for Patria Shareholders • Patria is a leader in private markets investing in Latin America , with a global investor base and 30+ years of history • Private markets continue to benefit from tailwinds globally …and there is enhanced opportunity in Latin America • Patria is generating attractive financial performance today with a substantial opportunity for growth • Fee Related Earnings are highly visible and stable driven by “sticky” Fee Earning AUM • Our business is highly profitable and operating at an FRE margin among the best in the peer group • S trong investment performance has generated substantial Net Accrued Performance Fees which are yet to be monetized • We can grow organically through continued scaling of our flagship strategies : Private Equity & Infrastructure • We can grow our country - specific strategies to capitalize on the emerging search for yield in Latin America • We can grow through strategic M&A by acquiring platforms, portfolios or distribution channels • Patria can create substantial shareholder value through long - term earnings growth and an attractive payout ratio 1 2 10 3 4 5 6 7 8 9

31 Appendix

# Patria's Fourth Quarter And Full Year 2020 IFRS Results

- GAAP Net Income was US$16.3 million for the quarter and US$61.8 million for the year

| (US$ in millions) | 4Q19 | 4Q20 | ▲ (4Q20 vs. 4Q19) | 2019 | 2020 | ▲ (2020 vs. 2019) |
|---|---|---|---|---|---|---|
| Revenue from management fees | 26.8 | 29.7 | 2.9 | 104.9 | 112.9 | 8.0 |
| Revenue from incentive fees | 5.1 | 3.3 | (1.8) | 18.1 | 3.5 | (14.6) |
| Revenue from performance fees | 4.8 | - | (4.8) | 4.9 | - | (4.9) |
| Revenue from M&A and monitoring fees | 0.2 | 0.2 | (0.1) | 1.0 | 2.5 | 1.5 |
| Taxes on revenue (1) | (1.8) | (1.4) | 0.4 | (5.6) | (3.8) | 1.8 |
| **Revenue from services** | **35.2** | **31.8** | **(3.4)** | **123.2** | **115.0** | **(8.2)** |
| Personnel expenses | (7.2) | (5.6) | 1.6 | (36.9) | (27.2) | 9.7 |
| Amortization of intagible assets | (1.5) | (1.5) | 0.0 | (6.1) | (6.0) | 0.1 |
| **Cost of services rendered** | **(8.7)** | **(7.2)** | **1.6** | **(43.0)** | **(33.2)** | **9.8** |
| **Gross profit** | **26.5** | **24.6** | **(1.8)** | **80.3** | **81.8** | **1.6** |
| | | - | | | | |
| Administrative expenses | (5.8) | (5.8) | 0.0 | (15.7) | (14.6) | 1.1 |
| Other income/(expenses) (2) | 0.0 | (2.2) | (2.2) | 0.1 | (2.0) | (2.1) |
| **Operating income and expenses** | **20.6** | **16.6** | **(4.0)** | **64.6** | **65.2** | **0.5** |
| **Operating income before net financial income/(expense)** | **20.6** | **16.6** | **(4.0)** | **64.6** | **65.2** | **0.5** |
| Net financial income/(expense) | (0.3) | (0.2) | 0.1 | (0.2) | (0.2) | (0.0) |
| **Income before income tax** | **20.3** | **16.5** | **(3.9)** | **64.5** | **65.0** | **0.5** |
| Income tax (3) | (0.8) | (0.1) | 0.7 | (3.5) | (3.1) | 0.4 |
| **Net income for the period** | **19.6** | **16.3** | **(3.2)** | **60.9** | **61.8** | **0.9** |

PATRIA

1) Taxes on revenue represent taxes charged directly on services provided in some of the countries where the Company operates such as Brazil where we have PIS/Cofins and ISS; 2) Other income/ (expenses) include non-recurrent expenses with the Patria's IPO incurred in the 4Q 2020; 3) Income tax includes both current and deferred tax expenses for the period. Current income taxes represent payable amounts in each jurisdiction, where deferred taxes arise from taxable temporary differences between these tax regimes and IFRS

32

33 (US$ in millions) 4Q19 4Q20 (4Q20 vs. 4Q19) 2019 2020 (2020 vs. 2019) Management Fees 26.8 29.7 2.9 104.9 112.9 8.0 (+) Incentive Fees 5.1 3.3 (1.8) 18.1 3.5 (14.6) (+) Advisory Fees and Other Revenues 0.2 0.2 (0.1) 1.0 2.5 1.5 (–) Taxes on Revenues (1) (1.3) (1.4) (0.1) (5.0) (3.8) 1.2 Total Fee Revenues 30.9 31.8 0.9 118.9 115.0 (3.9) (–) Personnel Expenses (7.7) (5.1) 2.5 (37.9) (26.8) 11.1 (–) Administrative Expenses (5.8) (5.8) 0.0 (15.7) (14.6) 1.1 (–) Placement Fees Amortization and Rebates (2) (0.6) (0.6) (0.0) (2.3) (2.3) (0.0) Fee Related Earnings (FRE) 16.8 20.2 3.4 63.0 71.3 8.3 FRE Margin (%) 54% 63% 53% 62% Realized Performance Fees (After-Tax) 4.3 - (4.3) 4.3 - (4.3) (–) Realized Performance Fee Compensation - - - - - - Performance Related Earnings (PRE) 4.3 - (4.3) 4.3 - (4.3) (+) Realized Net Investment Income (3) (0.3) (0.1) 0.1 (0.1) (0.1) 0.0 Pre-Tax Distributable Earnings 20.8 20.0 (0.8) 67.2 71.2 4.0 (–) Current Income Tax (4) (1.5) (0.1) 1.5 (3.8) (0.9) 2.9 Distributable Earnings (DE) 19.3 19.9 0.6 63.4 70.3 6.9 DE per Share $0.14 $0.15 3% $0.47 $0.52 11% Patria’s Fourth Quarter And Full Year 2020 Earnings Note : DE per Share shown for illustrative purposes only, using Patria’s post - IPO share count of 136 , 147 , 500 shares 1 ) Taxes on revenue have been adjusted from the comparable line in our IFRS results on page 5 to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings ; 2 ) Placement Fees Amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds ; 3 ) Realized Net Investment Income includes both Net Financial Income and Expenses and Other Income and Expenses net of non - current IPO Expenses ; 4 ) Current Income Tax represent tax expenses based on each jurisdiction’s tax regulations, it is the Income tax discounted by the Deferred Tax Expenses ▪ Distributable Earnings (“ DE”) for 4Q20 and FY 2020 up by 3% and 11% compared to 4Q19 and FY 2019 respectively

# Reconciliation of IFRS to Non-GAAP Measures

| (US$ in millions) | 4Q19 | 4Q20 | ▲ (4Q20 vs. 4Q19) | 2019 | 2020 | ▲ (2020 vs. 2019) |
|---|---|---|---|---|---|---|
| Management Fees | 26.8 | 29.7 | 2.9 | 104.9 | 112.9 | 8.0 |
| (+) Incentive Fees | 5.1 | 3.3 | (1.8) | 18.1 | 3.5 | (14.6) |
| (+) Advisory Fees and Other Revenues | 0.2 | 0.2 | (0.1) | 1.0 | 2.5 | 1.5 |
| (–) Taxes on Revenues | (1.3) | (1.4) | (0.1) | (5.0) | (3.8) | 1.2 |
| **Total Fee Revenues** | **30.9** | **31.8** | **0.9** | **118.9** | **115.0** | **(3.9)** |
| (–) Personnel Expenses | (7.7) | (5.1) | 2.5 | (37.9) | (26.8) | - |
| (–) Administrative Expenses | (5.8) | (5.8) | 0.0 | (15.7) | (14.6) | 1.1 |
| (–) Placement Fees Amortization and Rebates | (0.6) | (0.6) | (0.0) | (2.3) | (2.3) | (0.0) |
| **Fee Related Earnings (FRE)** | **16.8** | **20.2** | **3.4** | **63.0** | **71.3** | **8.3** |
| Realized Performance Fees (After-Tax) | 4.3 | - | (4.3) | 4.3 | - | (4.3) |
| (–) Realized Performance Fee Compensation | - | - | - | - | - | - |
| **Performance Related Earnings (PRE)** | **4.3** | **-** | **(4.3)** | **4.3** | **-** | **(4.3)** |
| (+) Realized Net Investment Income | (0.3) | (0.1) | 0.1 | (0.1) | (0.1) | 0.0 |
| **Pre-Tax Distributable Earnings** | **20.8** | **20.0** | **(0.8)** | **67.2** | **71.2** | **4.0** |
| (–) Current Income Tax | (1.5) | (0.1) | 1.5 | (3.8) | (0.9) | 2.9 |
| **Distributable Earnings (DE)** | **19.3** | **19.9** | **0.6** | **63.4** | **70.3** | **6.9** |
| (-) Deferred Taxes (1) | 0.7 | (0.1) | (0.8) | 0.3 | (2.2) | (2.5) |
| (-) Amortization of contractual rights (2) | (0.9) | (0.9) | 0.1 | (3.8) | (3.6) | 0.1 |
| (-) Tracking shares - Officers' fund (3) | 0.5 | (0.5) | (1.0) | 1.0 | (0.4) | (1.5) |
| (-) IPO Expenses (4) | - | (2.2) | (2.2) | - | (2.2) | (2.2) |
| **Net income for the period** | **19.6** | **16.3** | **(3.2)** | **60.9** | **61.8** | **0.9** |

PATRIA

1) Income Taxes have been adjusted to remove Deferred Taxes which are excluded from Patria's Distributable Earnings. Deferred Taxes arise from taxable temporary differences mostly derived from non-deductible employee profit sharing expenses; 2) This adjustment removes Amortization of Contractual Rights which are excluded from Patria's Distributable Earnings. This amount refers to the amortization of intangibles associated with Patria's acquisition of P2 Group; 3)Personnel expenses have been adjusted to remove the Officers' Fund tracking shares which are excluded from Patria's Fee Related Earnings. This amount reflects the valuation change of the tracking shares in the period; 4) Administrative Expenses have been adjusted to remove non-recurring expenses associated with Patria's IPO which are excluded from Patria's Fee Related Earnings.

34

35 IFRS Balance Sheet Results Notes : The decrease in Short term investments is related to the payment of Dividends of USD 25 . 0 settled in December 28 , 2020 . Accounts receivable presented an increase mainly related to management fees receivable from fund Private Equity IV to be received in annual equal installments in December 2021 , 2022 and 2023 . Dividends payable have been recorded in December 31 , 2020 as the calculation and approval have been made available and the amounts have been paid prior to the IPO . Balance Sheet Balance Sheet (USD in millions) 31-Dec-19 31-Dec-20 (USD in millions) 31-Dec-19 31-Dec-20 Assets Liabilities and Equity Cash and cash equivalents 4.1 14.1 Personnel and related taxes 14.1 12.8 Short term investments 33.0 9.9 Taxes payable 2.2 1.1 Accounts receivable 11.0 24.0 Other liabilities 2.7 6.9 Project advances 6.4 1.3 Dividends payable - 23.3 Other assets 1.8 3.7 Recoverable taxes 0.4 0.7 Current liabilities 19.0 44.0 Current Assets 56.8 53.7 Personnel liabilities 1.5 1.5 Deferred tax liabilities 0.4 0.2 Accounts receivable 15.1 22.0 Other liabilities 5.1 2.4 Deferred tax assets 6.0 2.3 Project advances 0.8 0.5 Non-current liabilities 7.1 4.1 Other assets 0.5 0.5 Long term investments 3.7 2.0 Capital 0.0 0.0 Property and equipment 6.5 3.8 Additional paid-in capital 1.6 1.6 Intangible assets 25.5 22.4 Retained earnings 85.5 63.5 Cumulative translation adjustment (5.9) (7.7) Non-current assets 58.0 53.5 Equity attributable to the owners of the parent 81.2 57.3 Non-controlling interests 7.6 1.8 Equity 88.7 59.1 Total Assets 114.9 107.2 Total Liabilities and Equity 114.9 107.2

36 Total AUM & FEAUM Roll Forward (Unaudited) 1) Inflows for FEAUM during the period reflect new fundraising for funds charging fees based on committed capital, plus deployed (or reserved) capital for funds charging fees based on deployed capital 2) Outflows for FEAUM during the period reflect the impact of divestments as well as changes in the effective fee basis from committed to deployed capital Total Assets Under Management (“AUM”) (US$ in millions) Three Months Ended December 31, 2020 Twelve Months Ended December 31, 2020 Total Fee Earning AUM (“FEAUM”) (US$ in millions) Three Months Ended December 31, 2020 Twelve Months Ended December 31, 2020 PE Infra Country-Specific Products Total FEAUM 3Q20 3,335 3,326 887 7,548 Inflows (1) 8 (40) 86 54 Outflows (2) - (1) (10) (10) Valuation Impact - - 37 37 FX 4 32 48 84 FEAUM 4Q20 3,347 3,318 1,048 7,713 PE Infra Country-Specific Products Total AUM 3Q20 7,197 4,552 985 12,733 Funds Raised - 110 25 135 Divestments (11) (2) - (12) Valuation Impact 1,470 150 (20) 1,600 FX 475 189 64 728 Funds Capital Variation (504) (289) 17 (775) AUM 4Q20 8,627 4,710 1,071 14,408

# Closed-End Funds Investment Record as of 4Q20

| | Committed Capital | Deployed + Reserved | Total Invested | Unrealized Investments | Realized Investments | Total Value | | Net Returns | |
|---|---|---|---|---|---|---|---|---|---|
| Fund (Vintage) | Total (USD) | % | Value (USD) | Value (USD) | Value (USD) | Value (USD) | Gross MOIC (USD) | Net IRR (USD) | Net IRR (BRL) |
| **Private Equity** | | | | | | | | | |
| PE I (1997) | 234,000 | | 163,812 | - | 278,480 | 278,480 | 1.7x | 4% | 7% |
| PE II (2003) | 50,000 | | 51,648 | - | 1,053,625 | 1,053,625 | 20.4x | 92% | 75% |
| PE III (2007) | 571,713 | 124% | 618,995 | 99,130 | 1,074,427 | 1,173,557 | 2.0x | 8% | 19% |
| PE IV (2011) | 1,270,853 | 116% | 1,128,636 | 1,394,932 | 219,174 | 1,614,105 | 1.4x | 4% | 16% |
| PE V (2015) | 1,807,389 | 96% | 1,304,389 | 3,142,359 | - | 3,142,359 | 2.4x | 36% | 54% |
| PE VI (2019) | 2,689,666 | 51% | 512,746 | 634,968 | 1,083 | 636,051 | 1.2x | 25% | 33% |
| Co investments | 745,010 | 100% | 745,010 | 631,718 | - | 631,718 | 0.8x | n/m | n/m |
| **Total Private Equity** | **7,368,630** | | **4,525,236** | **5,903,107** | **2,626,788** | **8,529,895** | **1.9x** | **16%** | **22%** |
| **Infrastructure** | | | | | | | | | |
| Infra II (2010) | 1,154,385 | 102% | 997,707 | 512,375 | 824,332 | 1,336,707 | 1.3x | 2% | 14% |
| Infra III (2014) | 1,676,237 | 113% | 1,036,513 | 1,103,548 | 528,256 | 1,631,804 | 1.6x | 8% | 23% |
| Infra IV (2019) | 1,941,000 | 56% | 44,386 | 78,804 | - | 78,804 | 1.8x | 15% | 29% |
| Co investments | 627,305 | 100% | 535,106 | 501,163 | 439,629 | 940,792 | 1.8x | 12% | 27% |
| **Total Infrastructure** | **5,507,516** | | **2,722,301** | **2,195,890** | **1,946,042** | **4,141,932** | **1.3x** | **6%** | **19%** |
| **Total Private Equity + Infrastructure** | **12,876,146** | | **7,247,536** | **8,098,998** | **4,572,830** | **12,671,827** | **1.7x** | **13%** | **22%** |
| **Real Estate/Agribusiness** | **(BRL)** | **%** | **(BRL)** | **(BRL)** | **(BRL)** | **(BRL)** | **(BRL)** | | **(BRL)** |
| RE I (2004) | 177,362 | | 168,335 | - | 459,072 | 459,072 | 2.7x | | 24% |
| RE II (2009) | 996,340 | 82% | 925,043 | 295,395 | 880,444 | 1,175,838 | 0.9x | | 2% |
| Retail (2012) | 995,265 | 100% | 931,577 | 14,767 | - | 14,767 | 0.0x | | -69% |
| RE III (2013) | 1,310,465 | 81% | 1,105,583 | 724,664 | 92,180 | 816,844 | 0.4x | | -12% |
| Alpha Co (2013) | 59,362 | 100% | 51,689 | 10,701 | - | 10,701 | 0.1x | | -20% |
| Farmland (2018) | 149,043 | 40% | 61,019 | 81,684 | - | 81,684 | 1.0x | | 4% |
| **Total Real Estate/Agri** | **3,687,837** | | **3,264,474** | **1,148,438** | **1,431,696** | **2,580,134** | **0.8x** | | **-12%** |

PATRIA

37

38 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders . DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses), and other income/(expenses) . DE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of net income . • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis . FRE is calculated as management, incentive and M&A and monitoring fees, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted for the impacts of the Officers’ Fund – long - term benefit plan and non - recurring expenses . • Incentive Fees are realized performance - based fees coming from perpetual capital funds (i . e . open - ended funds) when the returns from such funds surpass the relevant benchmark for such fund, and are included in FRE because they represent a source of revenues that are measured and received on a recurring basis and are not dependent on realization events from the underlying investments within perpetual capital funds, although the amount of incentive fees may fluctuate based on the performance of perpetual capital funds relative to the relevant benchmark . • Performance Related Earnings (PRE) refer to r ealized p erformance f ees (net of related taxes) less realized p erformance f ee c ompensation allocated to our investment professionals . We earn performance fees from certain of our closed - end funds, representing a specified allocation of profits generated on eligible third - party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund . • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings . • Total Assets Under Management (Total AUM) refers to the total capital funds managed by us plus the investments directly made by others in the invested companies when offered by us as co - investments . In general, Total AUM equals the sum of ( i ) the fair value of the investments of each one of the funds and co - investments ; and (ii) uncalled capital, which is the difference between committed and called capital . • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date . Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement . • Pending FEAUM refers to committed capital that is eligible to earn management fees, but is not yet activated per the basis defined in the applicable management agreement . • Remaining Duration of FEAUM reflects the contracted life of m anagement f ees from the reporting date for our current FEAUM, based on applicable management agreements . • Gross MOIC represents the Gross Multiple on Invested Capital, and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital . • Net IRR represents the cash - weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals . Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund .